Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Terrance James Reilly Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7318 treilly@mmwr.com

April 30, 2010

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	New Alternatives Fund, Inc.
1933 Act Registration No. 002-74436
1940 Act Registration No. 811-03287

Ladies and Gentlemen:

On February 26, 2010, New Alternatives Fund, Inc. (the “Fund”) filed with the U. S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 31 to the Fund’s Registration Statement on Form N-1A (“PEA No. 31”).  PEA No. 31 was filed pursuant to paragraph (a) (1) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”).  PEA No. 31 was filed to comply with the Commission’s recent revisions to Form N-1A adopting the “Summary Prospectus” format.

On April 22, 2010, I received verbal comments on PEA No. 31 in a telephone call from Howie Howlick of the Staff of the Division of Investment Management.  Mr. Howlick’s comments are in italics with the Fund’s responses below each comment.

1.         Mr. Howlick asked if the Fund intended to use the Summary Prospectus as a selling document?  If so, he requested that I revise the Summary Prospectus to remove any cross references to the statutory prospectus.

The Fund does not currently intend to use the Summary Prospectus as a separate sales document.  The Fund will continue using a full statutory prospectus.

2.         Mr. Howlick inquired if the Fund had ever considered whether or not its name (i.e., “New Alternatives”) came under the requirements of Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”)?

The Fund has considered the name issue in the past.  The Fund’s name (i.e., “New Alternatives”) is not subject to the requirements of Rule 35d-1 under the 1940 Act because the name “New Alternatives” does not suggest an investment in any certain types of investments or industries.

U. S. Securities and Exchange Commission
April 30, 2010

3.         Mr. Howlick questioned the Management Fees of 0.44% listed in the fee table, and asked why the stated advisory fee did not correspond to the 1.00% investment advisory fee described under the section of the prospectus entitled “Investment Advisor?”

The Fee Table filed in PEA No. 31 was incorrect.  A new Fee Table, marked to reflect changes, is attached to this letter as Appendix A.  Actual Management Fees should read 0.52%.  Management Fees do, in fact, correspond to the disclosure in the section entitled “Investment Advisor.”  That section describes the investment advisory fees due, which includes various break points as Fund assets increase.  For assets over $100 million, the Fund’s investment advisory fee is 0.45%.  As of December 31, 2010, the Fund’s fiscal year end, net assets were $282,805,062.  Also, the instructions to Item No. 3 [Instruction 3.(d)(i)] of Form N-1A require that we base the numbers in the Fee Table on amounts incurred during the most recent fiscal year.  The figure 0.52%, represents actual investment advisory fees paid during the Fund’s most recent fiscal year after giving affect to the various break point levels.

4.         On page 3 of the prospectus, in the second sentence of the first paragraph under “Principal Investment Strategies of the Fund,” Mr. Howlick requested that the Fund drop the last two words of the sentence reading “and categorizations.”  The sentence would then read: “The Fund makes investments in a wide range of industries and in companies of all sizes.”

The requested change has been made.

5.         On page 3 of the prospectus, in the first sentence of the second paragraph under “Principal Investment Strategies of the Fund,” Mr. Howlick requested that the Fund explain supplementally what is meant by the phrase “an interest in” as contained in the sentence:  “The Fund concentrates at least 25% of its total assets in equity securities of companies which have an interest in alternative energy.”

The Fund’s definition of “Alternative Energy” is very broad and captures not just issuers directly involved in the energy industry.  It also includes investments in issuers involved in recycling or insulation or even natural food.  A lengthy description of “Alternative Energy,” as defined by the Fund, is contained in the prospectus under the section entitled “ADDITIONAL INFORMATION ABOUT THE NEW ALTERNATIVES FUND – Additional Information Regarding the Fund’s Special Interest in Alternative Energy.”

6.         On page 4 of the prospectus, under “Principal Risks – New Technology Risk,” Mr. Howlick requested that the Fund clarify the sentence that currently reads:  “Investments in new technology may not be cost effective.”  The clarification concerns whether or not it is the “investment” that is not cost effective or the “new technology” that is not cost effective.

The requested change has been made.  The sentence now reads:  “New technologies may not be cost effective.”

7.         Mr. Howlick requested that the Fund re-write and shorten the “Principal Risks” section.  He wants it shorter and to delete some disclosures that are either duplicative (e.g., Market Risk is the same thing as Equity Risk,) or probably not really a risk at all, such as “Investment Objective Risk.”

U. S. Securities and Exchange Commission
April 30, 2010

The requested change has been made.  A new “Principal Risks” section, marked to reflect changes, is attached to this letter as Appendix B.

8.         Under the section entitled “Performance Information,” Mr. Howlick requested that the Fund delete the following sentences:

•	“The average annual total return calculations in the performance table reflect the deduction of applicable sales charges.”

•	“All returns assume the reinvestment of dividends and capital gain distributions.”

•	“The performance of an index assumes no transaction costs, taxes, management fees or other expenses. A direct investment in an index is not possible.”

The requested change has been made.

9.         Under the section entitled “Purchasing and Redeeming Fund Shares,” Mr. Howlick requested that the Fund delete the following sentences:

•	“* This minimum investment amount may be waived by the Advisor in its sole discretion.”

•
“For additional information you can reach the Fund by calling 1-800-423-8383.  You can receive general information and details about the Fund including, among other things, a statement of additional information, and shareholder reports.”

The requested change has been made.

10.         In the SAI, Mr. Howlick noted that the Commission’s EDGAR version of fundamental investment restriction No. 16. indicated a change, and since it’s a fundamental policy, no change is permitted without shareholder approval.

I looked into the changed language.  No change was made to the fundamental policy; however, the spelling of the term “Alternative Energy” in the restriction was corrected to capitalize the term.  This change was made to correct a typographical error because the term “Alternative Energy” had been previously defined in the SAI.  Accordingly, it should have been capitalized.  Another similar change has been made to the same restriction to update a cross-reference within the prospectus contained within the restriction.

11.         Mr. Howlick inquired why no independent registered public accountant was listed in PEA No. 31?

U. S. Securities and Exchange Commission
April 30, 2010

PEA No. 31 did not contain audited financials for its most recent fiscal year ended December 31, 2009.  This was due to timing.  Since PEA No. 31 needed to be filed with the Commission by the end of February, and the audit of the Fund’s financial statements was still being finalized at that time, the Fund filed without audited numbers or a consent.  Accordingly, it was appropriate to delete their name from that filing.  The Fund’s independent registered public accountants are BBD, LLP (formerly known as Briggs, Bunting & Dougherty, LLP”).

On or before the effective date of PEA No. 31, the Fund shall file a new post-effective amendment to its Registration Statement on Form N-1A pursuant to paragraph (b) of Rule 485 under the 1933 Act to: (i) update financial information; (ii) incorporate by reference the audited financial information for the Fund for its most recent fiscal year ended December 31, 2009; (iii) add appropriate exhibits and consents; and (iii) respond to any material comments from the Commission.  This new post-effective amendment will not contain any disclosures that would render it ineligible to become effective immediately pursuant to paragraph (b) of Rule 485 under the 1933 Act.

*           *           *

I believe that this addresses all of the Staff’s comments.  Questions concerning PEA No. 31 may be directed to Terrance James Reilly at (215) 772-7318, or in his absence, Laura Anne Corsell at (215) 772-7598.

Very truly yours,

/s/ TERRANCE JAMES REILLY
Terrance James Reilly

cc:	Daniel Barnes
Laura Anne Corsell, Esq.
Genève McCoy
David J. Schoenwald

Enclosures

APPENDIX A

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts on purchases of $25,000 or more.  More information about this discount and other discounts is available from your financial professional and in the section “Reductions or Modifications of Sales Charges” on page 12 of this Prospectus.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases
(as a percentage of the offering price)	4.75%

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.52%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.50%
Total Annual Fund Operating Expenses	1.02%

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that: (i) you pay the maximum sales load, (ii) your investment has a 5% return each year, and (iii) the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your expenses would be:

1 year	3 years	5 years	10 years
$574	$784	$1,011	$1,664

APPENDIX B

Principal Risks

General Risk.  All investments are subject to inherent risks, and an investment in the Fund is no exception.  Accordingly, you may lose money by investing in the Fund.

Market Risk.  The value of the Fund’s investments will fluctuate as markets fluctuate and could decline over short- or long-term periods.

Concentration Risk. The Fund will concentrate at least 25% of its total assets in equity securities of companies which have an interest in Alternative Energy.  A downturn in this group of industries would have a larger impact on the Fund than on a fund that does not concentrate its investments.

New Technology Risk. The Fund may consider investments in new technologies intended to produce a clean and sustainable environment.  New technologies may not be cost effective, and the investment adviser may select a new technology that is not successful.  It is also possible that interest in achieving a clean and sustainable environment may diminish.  The potential advantages of new technologies may be slow in both development and recognition.

Political Risk. Investments in Alternative Energy and companies with environmental products are subject to political priorities and changing government regulations and subsidies that may impact the value of their securities.  There are also risks associated with a failure to enforce environmental law. For example, if the government reduces environmental regulation or its enforcement, companies that produce products designed to provide a clean environment, and in which the Fund invests, are less likely to prosper.

Small-Cap Equity Securities Risk.  The Fund may invest in stocks of smaller companies.  Investing in smaller capitalization stocks can involve greater risk than is customarily associated with investing in stocks of larger, more established companies.  Securities of smaller companies may be thinly traded (and therefore have to be sold at a discount from current prices or sold in small lots over an extended period of time), may be followed by fewer investment research analysts and may be subject to wider fluctuations in price thus creating a greater chance of loss than securities of larger capitalization companies.

Foreign Company Risk.  Investing in foreign securities (including depositary receipts traded on U.S. exchanges but representing shares of foreign companies) involves more risks than investing in U.S. securities.  Risks of investing in foreign companies include currency exchange rates between foreign currencies and the U.S. dollar. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.  Brokerage commissions and other fees may be higher for foreign securities. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards as U.S. companies.  These risks can increase the potential for losses in the Fund and affect its share price.